Exhibit 16.1

June 9, 2008

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen,

We were previously the principle accounts for Sonic Innovations, Inc. and, under the date of March 17, 2008 we reported on the consolidated financial statements of Sonic Innovations, Inc. as of and for the years ended December 31, 2007 and 2006, and the effectiveness of internal control over financial reporting as of December 31, 2007. On June 3, 2008, we were dismissed. We have read Sonic Innovation, Inc’s. statements included under Item 4.01 of its Form 8-K dated June 3, 2008, and we agree with such statements, except that we are not in a position to agree or disagree with Sonic Innovation, Inc’s. statements contained in Item 4.01 (a)(iii) and (b)(i).

Very truly yours,

/S/ KPMG LLP